EXHIBIT 4.8

FIFTH AMENDMENT TO THE
SIGMA-ALDRICH 401(K) RETIREMENT SAVINGS PLAN
WHEREAS, Sigma-Aldrich Corporation (“Company”) previously adopted the Sigma-Aldrich 401(k) Retirement Savings Plan (“Plan”); and
WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 10 thereof; and
WHEREAS, the Plan has been amended from time to time and the Company currently desires to amend the Plan to (i) adopt good faith amendments for certain changes required by the Worker, Retiree and Employer Recovery Act of 2008, and (ii) to clarify the definition of compensation;
NOW, THEREFORE, effective for paragraph one, January 1, 2008, and for paragraph two, effective January 1, 2011, the Plan is amended as follows:
1.    A paragraph is added at the end of the Addendum to the Plan as follows:
Required Minimum Distribution Waiver. A Participant or Beneficiary who would have been required to receive Required Minimum Distributions for 2009 but for the enactment of section 401(a)(9)(H) of the Code (“2009 RMDs”), and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2009 RMDs or (2) one or more payments in a series of substantially equal distributions (that include the 2009 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancy) of the Participant and the Participant's designated Beneficiary, or for a period of at least 10 years, will receive those distributions for 2009 unless the Participant or Beneficiary chooses not to receive such distributions. Participants and Beneficiaries described in the preceding sentence will be given the opportunity to elect to stop receiving the distributions described in the preceding sentence. Solely for purposes of applying the Direct Rollover provisions of the Plan, 2009 RMDs will be treated as Eligible Rollover Distributions.
2.    The first paragraph of Section 1G is deleted and in its place is substituted the following:
“Compensation” means the monetary payments made to an Eligible Employee during the calendar year for services rendered while an Eligible Employee. Such amount shall include salary, commissions, wages, overtime pay, any accrued vacation, annual bonuses, performance bonuses and amounts contributed through a pre-tax salary reduction arrangement to a plan which meets the requirements of Section 125, 402(g)(3), or 132(f)(4) of the Code, but shall not include the following:

1.	distributions, regardless of whether paid in cash or stock, from the

Performance Shares Plan;

2.	amounts realized under any stock option plan, stock bonus plan or stock appreciation right;

3.	amounts paid from or contributed to any other employee benefit plan or group insurance plan, including imputed income under Section 79 of the Code;

4.	recognition awards and gifts, including, but not limited to, holiday gifts;

5.	miscellaneous pay, including, but not limited to, service awards;

6.	relocation bonuses and moving expenses;

7.	signing bonuses;

8.	severance payments;

9.	reimbursed expenses;

10.	automobile stipends, including mileage and other automobile-related reimbursements;

11.	fringe benefits;

12.	workers’ compensation payments;

13.	distributions from the Sigma-Aldrich Corporation Flexible Deferral Plan and the Sigma-Aldrich Supplemental Retirement Plan;

14.	adoption reimbursements; and

15.	any other item not paid in cash.

Effective for Plan Years beginning on or after January 1, 2008, Compensation shall exclude all amounts paid after the Eligible Employee has terminated employment.

IN WITNESS WHEREOF, the Company has caused this amendment to be executed this 16th day of December, 2011.
SIGMA-ALDRICH CORPORATION

By /s/ Douglas W. Rau______________________

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